------TYPE                                 CORRESP

SUBMISSION-CONTACT

        NAME                         Albert E. Whitehead

        PHONE                        918-488-8068

FILER

        CIK                          0000887396

        CCC                          rb$okg9b



CONNER & WINTERS
ATTORNEYS & COUNSELORS AT LAW                            J. Ryan Sacra

Conner & Winters, LLP                             Direct  918-586-8528
3700 First Place Tower - 15 East Fifth Street        Fax  918-586-8628
Tulsa, Oklahoma  74103-4344	                       rsacra@cwlaw.com
918-586-5711




                                    December 7, 2005



Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:	Empire Petroleum Corporation
	Form  10-KSB for the Fiscal Year Ended December 31, 2004
	File  No. 001-16653

Dear Ms. Cvrkel:

In connection with your review of the above referenced filing, we offer the following responses to the comments and requests contained in your November 22, 2005 letter to Albert E. Whitehead of Empire Petroleum Corporation (the "Company"). To facilitate your review of our responses, we have restated each of your comments followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management's Discussion and Analysis, page 9
Results of Operations, page 15

Comment No. 1

We note from your response to prior comment number one that you intend to amend your annual reports filed on Form 10-KSB for the fiscal periods ended December 31, 2003 and 2004, in addition to your quarterly reports filed on Form 10-QSB for all quarterly periods in fiscal 2004 and the first two quarterly periods of fiscal 2005. You also indicate in your response that you were not yet subject to the provisions of SFAS No. 146 and therefore, evaluated the costs associated with the operating lease of your Canadian office as exit costs that qualified for accounting under EITF No. 88-10. While we acknowledge that the guidance under SFAS No. 146 was not yet applicable, costs resulting from an exit plan that are not associated with or that do not benefit activities that will be continued were subject to the accounting guidance prescribed under EITF No. 94-3, "Liability recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," prior to the effectiveness of SFAS No. 146. In this regard, since you were aware of the subtenant's intent to not continue subleasing the office space in the fourth quarter of fiscal 2002 and management's had previously committed to exit these facilities, it appears a liability for the remaining lease costs should have been recognized in the fourth quarter of fiscal 2002, when receipt of future sublease rentals was no longer probable. Under these circumstances, we would expect an entity to revise its estimate of the exit costs to account for such change in events upon knowledge of such new information or subsequent events in accordance with APB No. 20. Please tell us in clear and concise detail how you considered EITF No. 94-3 in your analysis with respect to the treatment of the exit costs associated with your Canadian office. Please provide us with a timeline of the events and the actual and revised amounts associated with each interim and annual period affected. Tell us how the amounts were calculated and whether the variance for each affected period was material. If you do not believe you were subject to the accounting for such exit costs under EITF No. 94-3, please explain in detail as to why.

     The Company was aware of and considered EITF No. 94-3, but determined that EITF No. 88-10 was more applicable to instant situation because EITF No. 88-10 specifically addresses costs associated with a lease modification or termination. The examples provided in EITF No. 94-3 discuss lease termination costs that are treated as exit costs, and the Company's lease termination liability does meet the conditions for treatment as an exit cost. However, since EITF No. 88-10 is directly on point, we followed its guidance. The accounting result is the same under EITF 94-3 as the result under EITF 88-10.

     The Company would like to correct a misstatement of fact contained in your Comment No. 1. Specifically, you base your assertion that "the remaining lease costs should have been recognized in the fourth quarter of 2002" in part on the fact that the Company was "aware of the subtenant's intent to not continue subleasing the office space in the fourth quarter of fiscal 2002." This is simply not the case. The Company was not aware of the subtenant's intent not to continue subleasing the office space until after the subtenant moved out of the office space in January 2003. The Company did hire sublease agent in the fourth quarter of 2002 in an attempt to sublease the office space to a party other than subtenant. However, the Company initiated this effort because it was unable to get the subtenant to sign a formal sublease, not because it had any knowledge that the subtenant intended to move out.

     For the reasons set forth above, the Company reiterates its position that
(1) it should have considered the date that the subtenant moved out as a cease use date and accrued rentals through the remainder of the lease at such time, and (2) based upon such proposed accounting, it should file amendments to the Company's 2003 and 2004 Forms 10-KSB and the Company's Forms 10-QSB filed for the year 2004 and the first two quarters of 2005.

     For a timeline of the events relating to the office space, please see the Company's response dated November 15, 2005. For actual and revised amounts associated with each of the interim and annual period affected, please see the attached Appendix A. The revised amounts on Appendix A were calculated as set forth on Schedule A and each quarter's adjustment is considered material based on the Company's level of business operations.

Comment No. 2

Please note that the Company should ensure that it makes all necessary disclosures required by APB No. 20 as well as clearly explain the restatement. Please label all columns of the restated financial statements as "Restated". In addition, the company should reassess its prior disclosures in its Forms 10-KSB and 10-QSB regarding its assessment of its disclosures controls and procedures in light of the restatements.

     The Company will be mindful of the information set forth in your Comment No. 2 when filing the amendments described in the Company's response to Comment No. 1 above.

     We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.


						Yours very truly,


                                     /s/ J. Ryan Sacra
						J. Ryan Sacra

cc:	Empire Petroleum Corporation
	Albert E. Whitehead

                                 Appendix A

              Original & Revised Amounts - Canadian Office Lease

                       Empire Petroleum Corporation



                                            Lease				 Transaction
             Office Lease                   Expense       Lease     (Gain) Loss
             Liability As  Office Lease     As            Expense    Due To
             Originally    Liability As     Originally    As         Exchange
             Reported      Amended          Recorded      Amended    Rate


Mar., 2003         0       101,502               0        97,739     3,763

Jun., 2003         0       110,910               0             0     9,408

Sep., 2003    92,400       110,372          92,400             0      (538)

Dec., 2003    92,400       115,390          92,400        97,739    17,651

Mar., 2004   105,600       114,210          13,200             0    (1,180)

Jun., 2004   118,800       111,104          13,200             0    (3,106)

Sep., 2004   132,000       117,614          13,200             0     6,511

Dec., 2004   145,200       123,991          52,800             0     8,602

Mar., 2005   158,400       122,752          13,200             0    (1,239)

Jun., 2005         0             0        (158,400)     (121,587)   (1,165)

The Canadian office lease required payment in Canadian dollars. The entire remaining lease payments would be recorded as a liability in January, 2003 at the then current exchange rate. The liability would be adjusted each quarter based on the current exchange rate in effect as of the balance sheet date and a corresponding transaction gain or loss recognized.